# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BriaCell Therapeutics Corp., CIK 0001610820
CUSIP: 10778Y104
Title of class of securities: 13G
Address of issuer's principal executive offices: Suite 300 1281 West Georgia Street, VANCOUVER, British Columbia Canada (A1), V6E 3J7
Date of event which requires filing of this statement: 08/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002090655

## Reporting persons
- Plambeck Jeremy Myung Jae: type of reporting person: individual (IN); citizenship or place of organization: Kansas (KS); does not affirm membership in a group (box b); sole voting power 4,329.72; shared voting power 0; sole dispositive power 4,329.72; shared dispositive power 0; aggregate amount beneficially owned 13,338.61 (100% of the class)
  Comment: Includes (i) 4,329.72 common shares, (ii) 2,695.6 common shares issuable upon exercise of 26,956 currently exercisable warrants (10:1 exercise ratio), and (iii) 6,313.29 common shares issuable upon conversion of 63,132.88 currently exercisable rights (10:1 conversion ratio).

## Item 1. Issuer
Name of issuer: BriaCell Therapeutics Corp.
Address of issuer's principal executive offices: Suite 300 1281 West Georgia Street, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3J7

## Item 2. Person Filing
Name of person filing: Jeremy Myung Jae Plambeck
Address of principal business office or, if none, residence:
3448 Treesmill Dr.
Manhattan, KS 66503
United States
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
BCTX common shares = 4,329.719
BCTXW warrants (10for 1) = 29,956 warrants divided by 10 = 2,995.6 common shares
BCTXZ rights (10 for 1) = 63,132.88 right divided by 10 = 6,313.29 common shares
Total aggregate beneficial ownership:

4,329.72+2,995.6+6,313.29 = 13,638.61 common shares

However, after emailing BriaCell Investor relations and Fidelity Investors and ComputerShare US and ComputerShare Canada, changes to warrants BCTXZ were not updates until September 5 for 10 to 1 conversion for 1 common share and for BCTXW 10 to 1 until September 11, 2025.
Percent of class: 100%
Sole power to vote or to direct the vote:
BCTX common shares = 4,329.719
BCTXW warrants (10for 1) = 29,956 warrants divided by 10 = 2,995.6 common shares
BCTXZ rights (10 for 1) = 63,132.88 right divided by 10 = 6,313.29 common shares
Total aggregate beneficial ownership:

4,329.72+2,995.6+6,313.29 = 13,638.61 common shares

However, after emailing BriaCell Investor relations and Fidelity Investors and ComputerShare US and ComputerShare Canada, changes to warrants BCTXZ were not updates until September 5 for 10 to 1 conversion for 1 common share and for BCTXW 10 to 1 until September 11, 2025.
Shared power to vote or to direct the vote:
BCTX common shares = 4,329.719
BCTXW warrants (10for 1) = 29,956 warrants divided by 10 = 2,995.6 common shares
BCTXZ rights (10 for 1) = 63,132.88 right divided by 10 = 6,313.29 common shares
Total aggregate beneficial ownership:

4,329.72+2,995.6+6,313.29 = 13,638.61 common shares

However, after emailing BriaCell Investor relations and Fidelity Investors and ComputerShare US and ComputerShare Canada, changes to warrants BCTXZ were not updates until September 5 for 10 to 1 conversion for 1 common share and for BCTXW 10 to 1 until September 11, 2025.
Sole power to dispose or to direct the disposition:
BCTX common shares = 4,329.719
BCTXW warrants (10for 1) = 29,956 warrants divided by 10 = 2,995.6 common shares
BCTXZ rights (10 for 1) = 63,132.88 right divided by 10 = 6,313.29 common shares
Total aggregate beneficial ownership:

4,329.72+2,995.6+6,313.29 = 13,638.61 common shares

However, after emailing BriaCell Investor relations and Fidelity Investors and ComputerShare US and ComputerShare Canada, changes to warrants BCTXZ were not updates until September 5 for 10 to 1 conversion for 1 common share and for BCTXW 10 to 1 until September 11, 2025.
Shared power to dispose or to direct the disposition:
BCTX common shares = 4,329.719
BCTXW warrants (10for 1) = 29,956 warrants divided by 10 = 2,995.6 common shares
BCTXZ rights (10 for 1) = 63,132.88 right divided by 10 = 6,313.29 common shares
Total aggregate beneficial ownership:

4,329.72+2,995.6+6,313.29 = 13,638.61 common shares

However, after emailing BriaCell Investor relations and Fidelity Investors and ComputerShare US and ComputerShare Canada, changes to warrants BCTXZ were not updates until September 5 for 10 to 1 conversion for 1 common share and for BCTXW 10 to 1 until September 11, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Plambeck Jeremy Myung Jae: Jeremy Myung Jae Plambeck, Mr. (10/10/2025)